Milacron Holdings Corp.

10200 Alliance Road, Suite 200

Cincinnati, OH 45242

(513) 487-5000

January 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Heather Percival
Amanda Ravitz

Re:	Milacron Holdings Corp. Registration Statement on Form S-1 (File No. 333-215314)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Milacron Holdings Corp., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on January 31, 2017, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)	it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Thomas J. Danielski of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 as soon as the registration statement has been declared effective.

Very truly yours,

Milacron Holding Corp.

By: /s/ Bruce Chalmers

Name:	Bruce Chalmers
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]